SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Chase Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16150R104

(CUSIP Number)

Andrea Migliorelli

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.	Page 2 of 9

1.	Names of Reporting Persons. Peter R. Chase
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,487
	8.	Shared Voting Power 824,582
	9.	Sole Dispositive Power 14,487
	10.	Shared Dispositive Power 824,582

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 839,069
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person IN

(1)	Based on 9,445,474 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of October 31, 2020

This Amendment No. 2 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on February 14, 2008 and as previously amended by Peter R. Chase with respect to shares of common stock, $0.10 par value per share, of Chase Corporation. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Subparts (a) to (c) of Item 5 are amended and restated as follows:

(a) Mr. Chase beneficially owns 839,069 shares of the Company’s stock, which represents approximately 8.9% of the 9,445,474 shares of the Company’s common stock reported by the Company to be outstanding as of October 31, 2020. Of the total shares beneficially owned, 14,487 shares are owned by Mr. Chase directly; 289,413 shares are owned by the Peter R. Chase Insurance Trust; 1,470 shares are owned by the Chase 2015 Irrevocable Trust; 43,387 shares are owned by the Peter R. Chase 2019 Qualified Annuity Trust; 96,840 shares are owned by the Peter R. Chase 2019 Qualified Annuity Trust #2; 30,052 shares are owned by the Peter R. Chase Trust; 278,420 shares are owned by the Peter R. Chase 2020 Qualified Annuity Trust #1; and 85,000 shares are owned by the Peter R. Chase Qualified Annuity Trust #2.

(b) Mr. Chase has the sole power to vote and dispose 14,487 shares, and shares power to vote and dispose 824,582 shares of the Company’s common stock.

(c) In the past 60 days, an aggregate of 6,500 shares were sold by the Peter R. Chase Insurance Trust, and 60,000 shares were gifted on December 24, 2020 by Mr. Chase to his wife Kathleen Chase, with Mrs. Chase in turn gifting the 60,000 shares on December 28, 2020. Details with respect to the sales are as follows: 1,500 shares on December 8, 2020 at an average price of $114.67 per share; 1,000 shares on December 9, 2020 at an average price of $116.46 per share; 1,500 shares on December 10, 2020 at an average price of $114.25 per share; 1,000 shares on December 11, 2020 at an average price of $114.31 per share; 261 shares on December 14, 2020 at an average price of $115.03 per share; 739 shares on December 15, 2020 at a price of $115.00 per share; and 500 shares on December 16, 2020 at a price of $115.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2020	/s/ Peter R. Chase
Peter R. Chase